UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Better For You Wellness, Inc.,

Formerly Known as “Fast Track Solutions, Inc.”

(Name of Issuer)

Preferred Stock, $0.0001 par value per share

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

The Issuer has no associated CUSIP number for its shares of Preferred Stock

Current CUSIP for Common Stock: 08771B105

(CUSIP Number)

July 30, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP: 08771B105	13G	Page 2 of 5 Pages

1.		Names of Reporting Persons. CRS Consulting, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Wyoming
Number of	5.	Sole Voting Power 0 shares of Common Stock 0 Shares of Series A Preferred Stock
Shares Beneficially Owned by	6.	Shared Voting Power 0
Each Reporting Person With	7.	Sole Dispositive Power 0 shares of Common Stock 0 Shares of Series A Preferred Stock
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 Shares of Series A Preferred Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 Common 0% (1) Preferred 0% (1)
12.		Type of Reporting Person (See Instructions) OO

(1)	On July 19, 2021, Better For You Wellness, Inc., at the time known as Fast Track Solutions, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), Green Ohio Ventures, LLC, an Ohio Limited Liability Company (“GOHV”), Ian James, and Stephen Letourneau, pursuant to which, on July 30, 2021 (“Closing Date”), CRS sold 700,000 shares of the Company’s Series A Preferred Stock and 250,000,000 shares of Common Stock, representing approximately 89.62% voting control of the Company; 350,000 shares of Series A Preferred Stock were transferred to Ian James, 350,000 shares of Series A Preferred Stock were transferred to Stephen Letourneau, and 250,000,000 shares of Common Stock were transferred to GOHV.

CUSIP: 08771B105	13G	Page 3 of 5 Pages

ITEM 1.

(a)	Name of Issuer Better For You Wellness, Inc., Formerly Known as, “Fast Track Solutions, Inc.”

(b)	Address of Issuer’s Principal Executive Offices 1349 East Broad Street Columbus, OH 43205

ITEM 2.

(a)	Name of Person Filing CRS Consulting, LLC

(b)	Address of Principal Business Office or, if none, Residence 780 Reservoir Avenue, #123 Cranston, RI 02910

(c)	Citizenship or Place of Organization Wyoming

(d)	Title of Class of Securities Series A Preferred Stock, $0.0001 par value per share Common Stock $0.0001 par value per share

(e)	CUSIP Number The Issuer has no associated CUSIP number for its shares of Preferred Stock. The current CUSIP for its shares of Common Stock is 08771B105.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 2(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP: 08771B105	13G	Page 4 of 5 Pages

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4    OWNERSHIP.

The information relating to the beneficial ownership of Series A Preferred Stock and Common Stock which the Reporting Person may be deemed to beneficially own set forth in Items 5-11 on the preceding pages of this Schedule 13G is incorporated herein by reference.

(1)	On July 19, 2021, Better For You Wellness, Inc., at the time known as Fast Track Solutions, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), Green Ohio Ventures, LLC, an Ohio Limited Liability Company (“GOHV”), Ian James, and Stephen Letourneau, pursuant to which, on July 30, 2021 (“Closing Date”), CRS sold 700,000 shares of the Company’s Series A Preferred Stock and 250,000,000 shares of Common Stock, representing approximately 89.62% voting control of the Company; 350,000 shares of Series A Preferred Stock were transferred to Ian James, 350,000 shares of Series A Preferred Stock were transferred to Stephen Letourneau, and 250,000,000 shares of Common Stock were transferred to GOHV.

The aggregate amount of Stock held by CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), as of July 30, 2021, included: (i) 0 Preferred Shares of Series A stock and 0 shares of Common Stock. Collectively, the aforementioned quantities of stock represented, as of July 30, 2021 approximately 0% voting control of the Company.

Jeffrey DeNunzio, Thomas DeNunzio and Paul Moody are equitable members of CRS.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NOT APPLICABLE

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

NOT APPLICABLE

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.   CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not registered with the Commission and were originally, prior to their disposal on July 30, 2021, acquired before the automatic effective date of the Form 10 registration statement on May 22, 2021.

CUSIP: 08771B105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2022
(Date)

/s/ Jeffrey DeNunzio Managing Member
(Signature)

Jeffrey DeNunzio Managing Member
(Name/Title)